UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPRINT NEXTEL CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share
(Title of Class of Securities Underlying Common Stock)

852061100
(CUSIP Number of Class of Securities (Underlying Common Shares))

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(913) 794-1496
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$13,500,000.00	$963.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer’s common shares that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $13,500,000.00 calculated using the Black-Scholes method based on a price per share of common shares of $4.08, the average of the high and low prices of the Issuer’s common shares as reported on the New York Stock Exchange on May 10, 2010. The amount of the filing fee equals $71.30 per $1,000,000.00.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet

The information set forth under Section I (“Summary Term Sheet — Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 17, 2010, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address.  The issuer is Sprint Nextel Corporation, a Kansas corporation (the “Company”). The Company’s principal executive offices are located at 6200 Sprint Parkway, Overland Park, Kansas 66251, and the telephone number of its principal executive office is (800) 829-0965.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock that were granted before May 17, 2009, have an exercise price that is greater than $6.54 per share and are outstanding and held by an Eligible Employee (as defined in the Offer to Exchange) as of the start date of the program and at the time the Offer expires (the “Eligible Options”), for new options (the “New Options”). The Eligible Options were previously granted under the Sprint Nextel Corporation 2007 Omnibus Incentive Plan, as amended and restated (the “Plan”), the Sprint Corporation 1997 Long-Term Incentive Program, the Nextel Communications, Inc. Incentive Equity Plan, and the Sprint Corporation Management Incentive Stock Option Plan. Each New Option will be issued under the Plan. As of May 14, 2010, options to purchase approximately 30 million shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B).

The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Source and Amount of Consideration; Terms”), Section III.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Offer to Exchange under Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms.  The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Source and Amount of Consideration; Terms of New Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights and Change of Elections”), Section III.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Purchases.  Members of the Company’s Board of Directors and executive officers named in the compensation tables included in the last proxy statement that the Company filed with the SEC are not eligible to participate in the exchange offer. Executive officers who are not named in the compensation tables included in the last proxy statement that the Company filed with the SEC are eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.16 (“Information Concerning Sprint Nextel Corporation”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The Plan and the related forms of New Option award agreements attached hereto as Exhibits (d)(1)-(d)(3) also contain information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes.  The information set forth in the Offer to Exchange under Section III.3 (“Purpose”) is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Exchange under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds.  The information set forth in the Offer to Exchange under Section III.2 (“Source and Amount of Consideration; Terms”), Section III.14 (“Fees and Expenses”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer to Exchange under Section III.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership.  The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule A (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10.	Financial Statements

(a) Financial Information.  The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended

March 31, 2010 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.18 (“Additional Information”) and Section III.19 (“Financial Information”) is incorporated herein by reference.

(b) Pro Forma Information.  Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Section II (“Risks of Participating in the Offer”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.  Not applicable.

Item 12.	Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
(a)(1)(B)	Election Form/Notice of Withdrawal/Change of Election Form for Certain Eligible Employees Receiving Paper Materials.
(a)(1)(C)	Form of Email Communication to Certain Eligible Employees Announcing Program Launch.
(a)(1)(D)	Form of Cover Letter to Certain Eligible Employees Receiving Paper Materials Announcing Program Launch.
(a)(1)(E)	Form of Communication Rejecting the Election Form/Notice of Withdrawal/Change of Election Form for Certain Eligible Employees Receiving Paper Materials.
(a)(1)(F)	Form of Communication Reminder to Certain Eligible Employees Receiving Paper Materials.
(a)(1)(G)	Form of Email Communication Reminder to Certain Eligible Employees.
(a)(1)(H)	Form of Email Communication to Certain Eligible Employees Confirming Election to Participate.
(a)(1)(I)	Form of Communication to Certain Eligible Employees Receiving Paper Materials Confirming Election to Participate.
(a)(1)(J)	Form of Email Communication to Certain Eligible Employees Confirming Election Not to Participate.
(a)(1)(K)	Form of Communication to Certain Eligible Employees Receiving Paper Materials Confirming Election Not to Participate.
(a)(1)(L)	Form of Final Email Communication to Certain Eligible Employees Confirming Participation.
(a)(1)(M)	Form of Final Communication to Certain Eligible Employees Receiving Paper Materials Confirming Participation.
(a)(1)(N)	Form of Password Reset Email Communication.
(a)(1)(O)	Screen Shots from Stock Option Exchange Program Website.
(a)(1)(P)	Script of Video for Certain Eligible Employees.
(a)(1)(Q)	Video Slide Presentation for Certain Eligible Employees.
(b)	Not applicable.
(d)(1)	Sprint Nextel Corporation 2007 Omnibus Incentive Plan, effective May 8, 2009, as Amended and Restated as of February 11, 2008, November 5, 2008 and February 26, 2010.
(d)(2)	Form of Sprint Nextel Corporation Nonqualified Stock Option Agreement (for certain Nextel Communication Inc. employees under the Stock Option Exchange Program).
(d)(3)	Form of Sprint Nextel Corporation Nonqualified Stock Option Agreement (for all other employees under the Stock Option Exchange Program).
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SPRINT NEXTEL CORPORATION

By:	/s/ Timothy P. O’Grady
Name:     Timothy P. O’Grady, Esq.

Title:	Vice President and Assistant Secretary

Date: May 17, 2010

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